NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST CLARIFIES RECORD DATE
FOR THE JANUARY 15, 2009 CASH DISTRIBUTION
(Calgary, December 20, 2008) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, today announced clarification to its January 15, 2009 cash distribution news release. The record date for the January 15, 2009 distribution will be December 31, 2008 with an ex-distribution date of December 29, 2008. The cash distribution of Cdn $0.17 per trust unit will be payable to all Pengrowth unitholders who hold trust units on the record date of December 31, 2008.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-8684 Facsimile: (403) 781-9757